Exhibit 99.1

For Immediate Release	January 3, 2023

THE VALENS COMPANY OBTAINS FINAL COURT ORDER APPROVING THE PROPOSED PLAN OF ARRANGEMENT WITH SNDL

Kelowna, B.C., January 3, 2023 – The Valens Company Inc. (TSX: VLNS) (NASDAQ: VLNS) (“The Valens Company” or “Valens”), a leading manufacturer of cannabis products, is pleased to announce today that the Ontario Superior Court of Justice (Commercial List) has granted a final order approving the previously announced plan of arrangement (the "Arrangement") with SNDL Inc. (“SNDL”) under Section 192 of the Canada Business Corporations Act in accordance with the terms of the arrangement agreement between Valens and SNDL dated August 22, 2022.

Under the terms of the Arrangement, Valens' shareholders will receive, for each common share of Valens (each, a “Valens Share”), 0.3334 of a common share of SNDL (the “Offer Exchange Ratio"). Based on the closing price of the SNDL shares on the Nasdaq Capital Market (the "Nasdaq") as at August 19, 2022, the consideration represents an implied value of $1.26 per Valens Share (the “Implied Offer Price”), for total consideration of approximately $138 million.

Completion of the Arrangement remains subject to certain other customary closing conditions as further described in the Arrangement Agreement, and, subject to the satisfaction or waiver of such closing conditions, the Arrangement is expected to be completed during January 2023.

The Arrangement Agreement, including further information on the conditions precedent to completion of the Arrangement, is described in the management information circular and proxy statement of Valens dated October 24, 2022, which has been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtm and is available on Valens’ website at www.thevalenscompany.com.

About The Valens Company

The Valens Company is a leading cannabis consumer products company, with significant expertise in manufacturing cannabinoid-based products and a mission to bring the benefits of cannabis to the world. Valens provides proprietary cannabis processing services and best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. Valens’ high-quality products are formulated for the recreational, health and wellness, and medical consumer segments and are offered across all cannabis product categories, with a focus on quality and product innovation. Valens also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to international markets through its subsidiary Valens Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, Valens continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences. Through Valens Labs, Valens is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company at http://www.thevalenscompany.com.

For media and investor relations, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1.647.956.8254

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

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ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, and Spiritleaf. SNDL is a licensed cannabis producer that uses state-of-the-art indoor facilities to supply wholesale and retail customers under a cannabis brand portfolio that includes Top Leaf, Sundial Cannabis, Palmetto, Spiritleaf Selects, and Grasslands. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry. For more information on SNDL, please go to www.sndl.com.

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, statements regarding the anticipated timing for completion of the proposed plan of arrangement involving The Valens Company and SNDL.

The risks and uncertainties that may affect forward-looking statements include, among others, if and when the proposed plan of arrangement involving The Valens Company and SNDL. will be completed, the inability to meet Nasdaq’s requirement to maintain a minimum bid price for the Valens Shares of at least US$1 for 10 consecutive business days during the applicable cure period or to comply with Nasdaq’s other listing standards within the prescribed time period, which could result in the delisting of the common shares from Nasdaq, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

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